Exhibit 99-1

SUMMARY OF BUSINESS TRANSFER/ASSUMPTION

1.	Purpose of Business Transfer

LG Card Co., Ltd. and Shinhan Card Co., Ltd., the parties to the contemplated business transfer and subsidiaries of the Shinhan Financial Group, wish to integrate the credit card businesses within the group in order to (1) enhance competitiveness through the increased size of the credit card business division; (2) maximize efficiency and benefits for customers; (3) enhance employee satisfaction; and (4) establish a global credit card brand that can contribute to the national economy.

2.	Target Assets and Scope of Business Transfer

(A)	Target Assets and Scope of Business Transfer

The buyer LG Card., Ltd. will acquire and assume all assets (including trademarks and other intellectual property, goodwill and trade name, etc.), liabilities, and contracts (including all rights and duties stated in the contract) of the seller Shinhan Card. Co., Ltd.

(B)	Outline of the Parties to the Business Transfer

Buyer
Name: LG Card Co., Ltd.
Address: 6-1 5-ga Namdaemoonro, Jung-gu, Seoul
Representative Director: Jong Ho Lee
Corporate Form: Listed corporation

Seller
Name: Shinhan Card Co., Ltd.
Address: 14 1-ga Namdaemoonro, Jung-gu, Seoul
Representative Director: Sung Kyun Hong
Corporate Form: Other

3.	Assets or Sales of the Transferred Business Division, or Liabilities to be assumed with the Business Transfer

(Unit: KRW Million)

	Business to be	Company filing this	A/B ( %)
	transferred (A)	Report (B)	—

Assets	3,553,088	9,656,007	36.8%

Liabilities	3,007,604	6,635,437	45.3%

Sales	835,619	2,735,804	30.5%

Going-concern income before corporate tax	184,259	1,191,138	15.5%

Net income	232,092	1,193,679	19.4%

Notes
1) (A) relates to information on the seller Shinhan Card Co., Ltd. and (B) relates to information on the reporting buyer LG Card Co., Ltd. as of 2006 fiscal year-end, respectively.
(The above assets, liabilities, sales, and going-concern income before corporate tax have been restated following changes in accounting standards)
2) If certain assets, liabilities, or contracts comprising the target assets cannot be transferred on the Closing Date due to reasonable cause (meaning only circumstances which render the business transfer impractical despite both parties’ reasonable efforts to conclude the business transfer, whether legal, contractual, or by failure to obtain approval from creditors or the other party of the relevant contract), the parties may, by consultation, exclude such assets, liabilities, and contracts of Seller from the list of target assets. In such case, the above assets/liabilities figures may change.

4.	Amount and Basis of Purchase Price

(A)	Purchase Price

Purchase Price = KRW 1,055,627,684,456

Note) The above purchase price will be recalculated on the date of purchase (October 1, 2007, expected). If there is a great difference between the above price and the recalculated price, the purchase price may be resettled between the seller and the buyer.

(B)	Basis of Calculation

The purchase price is calculated based on March 2007. Valuation of Shinhan Card’s assets/liabilities and valuation of goodwill have been added in the calculation. More specifically, the total value of assets and liabilities for business transfer based on the approaches of the Corporations Tax Law and Inheritance (CTLI) and Gift Tax Law (IGTL) is 646,113,684,456 KRW. Non-contract based customer relationships, which are recognized as Credit Card Intangible (CCI), were valued at a total of 409,514,000,000 KRW and valuation of total business transfer is therefore 1,055,627,684,456 KRW.

(C)	Source of Funding the Business Transfer (If the reporter is the seller, use of proceeds)

Concerning the financing process of the purchase amount (KRW 1,055,627,684,456), LG Card, the buyer, will first use its available equity capital, and then plans to raise the remaining funds by issuing corporate bonds, corporate papers and etc. Details relating to the company’s equity capital and borrowings will be later confirmed taking into account the company’s business environment and overall environment of the financial market.
For reference, as of March 2007, LG Card held a total of KRW 532.4billion in cash/cash-equivalents.

5.	Schedule and Method of the Business Transfer

(A)	Schedule of the Business Transfer

• Execution of third party valuation agreement (or retaining third party valuator): 14 May 2007
- Board resolution: 28 May 2007
- Execution of business transfer agreement: 28 May 2007
- Filing of this Report: 28 May 2007
- Determination of shareholders entitled to vote on the shareholders meeting to approve the business transfer: 9 July 2007
- Shareholders meeting for business transfer: 13 August 2007
- Exercising Period of appraisal rights: From 13 August 2007 to 3 September 2007
- Reference date for the business transfer: 1 October 2007
- Other actions:
* Application for preliminary approval of the business transfer by the Financial Supervisory Commission: 29 May 2007.
* Closing of the shareholders list: 10 July 2007 to 16 July 2007.

Note 1:	The above schedule applies to both LG Card Co., Ltd. and Shinhan Card Co., Ltd.

2: This business transfer is to be approved by the Financial Supervisory Commission pursuant to Articles 4 and 26 of the Structural Improvement on the Financial Industry Act, and the schedule may be subject to change, depending on the consultation among the financial supervisory authorities and other related bodies in the course of the approval process.

(B)	Method of Business Transfer

LG Card Co., Ltd. (“LG Card”) plans to enter into a business transfer agreement with Shinhan Card Co., Ltd. (“Shinhan Card”) on 28 May 2007 to acquire and assume all assets (including trademarks and other intellectual property, good will and trade name, etc.) and liabilities of Shinhan Card, as well as Shinhan Card’s contracts (including all rights and duties stated in the contract). It is planned that the business transfer will be finalized through the approval of the shareholders of both parties at an extraordinary shareholders meeting scheduled for 13 August 2007.

(C)	Material Terms of the Business Transfer Agreement

LG Card Co., Ltd. (“Buyer”) and Shinhan Card Co., Ltd. (“Seller”) enter into this business transfer agreement on 28 May 2007 as follows:

Article 1 (Purpose)

Seller transfers to Buyer and Buyer acquires from Seller all present business operation of Seller in accordance with the terms herein.

Article 2 (Target Assets)

1.	The target assets of the business transfer under this Agreement are all assets (including trademarks and other intellectual property, good will and trade name, etc.) and liabilities of Seller.

2.	Buyer will assume all contracts (and all obligations there under) entered into by Seller as a party.

3.	If certain assets, liabilities, or contracts comprising the target assets cannot be transferred on the Closing Date (defined in Article 4) due to reasonable cause (meaning only circumstances which render the business transfer impractical despite both parties’ reasonable efforts to conclude the business transfer, whether legal, contractual, or by failure to obtain approval from creditors or the other party of the relevant contract), the parties may, by consultation, exclude such assets, liabilities, and contracts of Seller from the list of target assets.

Article 3 (Purchase Price and Payment)

1.	The purchase price payable by Buyer to Seller hereunder shall be 1,055,627,684,456 Korean Won, subject to adjustment pursuant to Article 9 if it differs substantially from the adjusted purchase price calculated as of the Closing Date according to Article 9.

2.	The purchase price in Paragraph 1 shall be fully paid in lump sum on the closing Date, unless the parties agree otherwise. If the parties separately agree on the payment method and timing of the purchase price, taking account of the post-closing adjustment as set forth in Article 9, the purchase price shall be paid as separately agreed.

Article 4 (Closing Date)

The closing of the transaction contemplated in this Agreement shall occur on 1 October 2007 or such other date as agreed between the parties (the “Closing Date”).

Article 5 (Closing)

1.	On the Closing Date (or if inevitable, as promptly as possible from the Closing Date, but in any event, within seven business days from the Closing Date) Seller shall deliver to Buyer any and all documents necessary to transfer title to all of its assets to Buyer and shall do any and all acts necessary to transfer the target assets, including delivery of possession.

2.	Buyer shall assume all liabilities of Seller on the Closing Date (or if inevitable, as promptly as possible from the Closing Date, but in any event, within seven business days from the Closing Date) and shall do any and all acts necessary for such transfer, provided that if Buyer’s assumption of any liability of Seller requires the consent of any creditor or other third party, Seller shall procure such consent with the cooperation of both parties.

3.	On the Closing Date (or if inevitable, as promptly as possible from the Closing Date, but in any event, within seven business days from the Closing Date) Buyer shall assume all contracts (including the contractual obligations) entered into by Seller as a party and shall do any and all acts necessary for such transfer, provided that if Buyer’s assumption of any contracts of Seller requires the consent of the other party to the relevant contract or other third party, Seller shall procure such consent with the cooperation of both parties.

Article 6 (Assumption of Employment Agreements)

Buyer shall assume all employment agreements entered into between Seller and its employees.

Article 7 (Change of Trade Name)

If the Buyer wishes to use the Seller’s trade name, the Seller shall on the Closing Date stated in Article 4, or immediately thereafter, hold a meeting of shareholders to approve the change of Seller’s trade name and apply for registration of the change of trade name, so that Buyer may use Seller’s trade name.

Article 8 (Exclusion of Assets from the List of Target Assets after the Closing Date)

If, after the Closing Date, it is discovered that certain assets, liabilities, or contracts comprising the target assets cannot be transferred due to reasonable cause (meaning only circumstances which render the business transfer impractical despite both parties’ reasonable efforts to conclude the business transfer, whether legal, contractual, or by failure to obtain approval from creditors or the other party of the relevant contract), the parties may, by consultation, exclude such assets, liabilities, and contracts of Seller from the list of target assets.

Article 9 (Post-closing Settlement)

1.	The parties shall within six months from the closing Date retain a third party valuator eligible to evaluate the appropriateness of the purchase price pursuant to Article 84-8(3) of the Enforcement Decree of the Securities and Exchange Act (the “Third Party Valuator”) to re-assess the purchase price as of the Closing Date (the “Re-Assessed Purchase Price”). In assessing the Re-Assessed Purchase Price, the Third Party Valuator shall take into account the assets, liabilities or contracts that have been excluded from the list of target assets pursuant to Article 2(3) or 8.

2.	If the Re-Assessed Purchase Price calculated by the Third Party Valuator in Paragraph 1 above differs substantially from the purchase price in Article 3(1), the parties may settle the difference in a reasonable manner by mutual agreement.

3.	If certain assets, liabilities, or contracts are additionally excluded from the list of target assets pursuant to Article 8 after the Third Party Valuator’s calculation of the Re-Assessed Purchase Price pursuant to Paragraph 1 hereof, at the time the parties agree to additionally exclude such assets, liabilities, or contracts from the list of target assets, the parties shall also agree on the objective value thereof and mutually settle the difference.

Article 10 (Seller’s Covenants)

Seller shall from the date of this Agreement to the Closing Date operate its business in the ordinary course and shall obtain Buyer’s prior consent before engaging in any act that my have a material effect on Seller’s assets, liabilities, or contractual relationships.

Article 11 (Conditions to Closing)

The closing of the business transfer is subject to satisfaction of the following conditions:

1.	This business transfer shall have been approved by the shareholders of Seller and Buyer at their respective meetings of shareholders;

2.	All government authorizations, approvals and license required for the business transfer shall have been obtained; and

3.	There shall be no breach of the covenants of Seller in Article 10 and other terms of this Agreement as of the Closing Date.

Article 12 (Taxes)

1.	All taxes and public charges arising before the Closing Date shall be for the account of Seller and all taxes and public charges arising after the Closing Date shall be for the account of Buyer.

2.	All taxes and public charges for a period including the Closing Date shall be pro rated by days as of the Closing Date and shall be shared between the parties in proportion to the number of days before and after the Closing Date.

3.	Each party (first tax payer) shall be responsible for its taxes arising from the business transfer.

4.	All costs and expenses relating to the execution of the business transfer, including legal fees, costs for accounting, and costs for appraisals, shall be reasonably shared between the parties according to separate agreement.

Article 13 (Termination)

1.	This Agreement may be terminated by either party only until the Closing Date, if the other party has breached the Agreement and failed to remedy the breach within a substantial time period set by the party.

2.	Irrespective of the exercise of the right to terminate as set forth in the above paragraph, the breached party may claim damages from the breaching party at any time before or after the Closing Date.

3.	Neither party shall be liable for breach if the party’s failure in performance under this Agreement was due to any act of God, court decision or order, restriction under law, government action or any other causes beyond the control of the party.

Article 14 (Miscellaneous)

1.	The parties may not disclose this Agreement to a third party without the other party’s prior consent and may not disclose to third party any confidential information gained in the course of the negotiation and performance of this Agreement.

2.	Any matter not set out herein shall be governed by applicable laws and commercial practice.

3.	In the event of any dispute relating to this Agreement, the parties submit to jurisdiction of the Seoul Central District Court.

6.	Appraisal Rights

(A)	Outline

- - - - - - -	Legal authority: Article 374-2 of the Commercial Code and
Article 191 of the Securities and Exchange Act.
Shareholders of LG Card Co., Ltd. and Shinhan Card Co., Ltd.,
who dissent to the companies’ board of directors’ resolution approving the business transfer, may exercise their appraisal rights only if they have notified in writing to their respective corporation their objection to the Board resolution before the meeting of shareholders.
Demand for appraisal of shares must be made in writing,
specifying the type and number of dissenting shares, within 20 days from the date of approval of the business transfer at the shareholders’ meeting.
LG Card Co., Ltd., and Shinhan Card Co., Ltd., the parties to the business transfer, must purchase the dissenting shares
within one month from the expiry of the period for demanding appraisal.
The purchase price for the shares shall be determined upon
consultation between the shareholder and the corporation,
provided that for LG Card Co., Ltd., which is a listed company, if no agreement can be reached on the purchase price, the
purchase price for the shares shall be determined pursuant to
Article 191(3) of the Securities and Exchange Act and Article
84-9(2) of its Enforcement Decree, by calculating the amount equal to the arithmetic mean of the volume-weighted average
closing price for the two months, one months, and one week
before the day immediately preceding the day of Board resolution for the business transfer.
If the relevant corporation or at least 30/100 of the dissenting shares disagrees with the purchase price calculated as set forth above, the Financial Supervisory commission may adjust the
purchase price. In such case, application for adjustment of the purchase price must be made by ten days before the last day of share purchase.
At present, Shinhan Financial Group holds 100% of the issued outstanding shares of Shinhan Card Co., Ltd.

(B)	Shareholders Eligible for Appraisal

- -	Shareholders of LG Card Co., Ltd. and Shinhan Card Co., Ltd.,
who are listed on the respective corporation’s shareholders list as of 9 July 2007 (Monday), the record date for determining the shareholders eligible to vote on the business transfer at the shareholders meeting, are entitled to exercise appraisal rights, if they have notified in writing their dissent to the Board’s resolution for the business transfer before the day of
shareholders resolution and have submitted a written appraisal demand form within 20 days from the day of shareholders’
approval of the business transfer (13 August 2007 (Monday) – 3
September 2007 (Monday)) and have continuously owned the shares from the record date to the day of exercise of the appraisal right.
No appraisal right is given to re-purchased shares.

(C)	Estimated Purchase Price

1) LG Card Co., Ltd.

*Company’s Offering Price (Won): KRW 45,416 per share

*Basis of Calculation:

• Pursuant to Article 84-9 of the Enforcement Decree of the Securities and Exchange Act, the price is determined at the arithmetic mean of the volume-weighted average price for the two months, one month, and one week before the day preceding the day of Board resolution.

• Common Shares of LG Card Co., Ltd.
* Volume-weighted average price for 2 months (A): KRW 43,885
* Volume-weighted average price for 1 month (B): KRW 45,510
* Volume-weighted average price for 1 week (C): KRW 46,852

Expected Purchase Price
(The arithmetic mean of A, B, and C): KRW 45,416

*Consequence of failure in agreeing on the purchase price:

Pursuant to Article 191(3) of the Securities and Exchange Act, if the corporation concerned or any stockholder holding 30/100 or more of the dissenting shares object to the purchase price above, they may file an application for adjustment of the purchase price with the Financial Supervisory Commission, in which case the purchase price may be adjusted.

? Adjustment of Purchase Price (Article 95 of the Regulations on Securities Issuance and Disclosure)

(1) In the event of adjustment of the purchase price by the Financial Supervisory Commission pursuant to Article 191 Item (3) of the Securities and Exchange Act, the purchase price shall be determined as follows:

1. If the stock price index as of the expiration date of the appraisal demand period is higher than the stock price index as of the date of Board resolution:

a.	If the standard adjusted price calculated based on the following formula on the basis of the price calculated pursuant to Article 84-9(2) Item 1 of the Decree (“Base Purchase Price”) is higher than the stock price of the corporation concerned as of the expiration date of the appraisal demand period (“Market Price”), the higher of the Base Purchase Price and the Market Price:

Standard adjusted price = Base Purchasing Price x (stock price index as of the expiration date of the appraisal demand period /stock price index as of the Board resolution date)

b.	If the standard adjusted price is lower than the Market Price, the standard adjusted price.

2. If the stock price index on the expiration date of the appraisal demand period is lower than the stock price index on the date of Board resolution:

a.	If the standard adjusted price is higher than the Market Price, the standard adjusted price;

b.	If the standard adjusted price is lower than the Market Price, the lower of the Base Purchase Price and the Market Price.

(2) In applying Paragraph (1), the stock price index as of the day of Board resolution or the expiration date of the appraisal demand period refers to the arithmetic average of the industry-specific stock price index of the concerned corporation (the industry-specific stock price index published by the Korea Exchange) for the seven trading days starting from the day of Board resolution on the merger or business transfer or the expiry date of the appraisal demand period. Market Price refers to the trading volume-weighted average price of the concerned corporation’s stocks on the Stock Market or the KOSDAQ Market for the same period (based on the closing price).

In applying the industry-specific stock price index, if the number of corporations comprising the relevant industry is less than ten as of the expiration date of the appraisal demand period, or if the total market value of the corporation concerned is not less than 10/100 of the total market value of the industry, or if it is difficult to calculate the stock price index of the industry, the composite stock price index shall be the basis of calculation.

(3) Application for adjustment of the purchase price according to Paragraph (1) shall be made by ten days before the last day of share purchase.

2) Shinhan Card Co., Ltd.
[to be separately determined by consultation with the shareholder]

(D)	Procedure, Method, Period and Place for Appraisal

(1) Appraisal Procedure and Method

1. Notice of dissent to Board resolution

•	Shareholders of LG Card Co., Ltd. and Shinhan Card Co., Ltd. who object to the contemplated business transfer must notify the concerned corporation in writing of their objection before the day preceding the day of the meeting of the shareholders to approve the stock swap. Shareholders in street name who hold the shares through securities firms may notify through such securities firms, in which case such notice of dissent must be made by two to three business days before the shareholders meeting, taking into account the processing time of the securities firms. (Details should be confirmed by the relevant securities firm).

• The securities firms must collect the notices of dissent of the dissenting shareholders in street name and notify the Korea Securities Depository by the day preceding the shareholders meeting, whereupon the Korea Securities Depository shall notify the concerned corporation of the dissent on behalf of the dissenting shareholders in street name on the day preceding the shareholders meeting.

2. Exercise of Appraisal Right

•	If the business transfer agreement is approved at the meetings of shareholders of LG Card Co., Ltd. and Shinhan Card Co., Ltd., only the shareholders who have notified of their dissent according to the above procedure may demand appraisal in writing within 20 days from the day of shareholders approval.

•	Place of exercise of appraisal right for shareholders of LG Card Co., Ltd.

a. Shareholders on the shareholders list: LG Card Co., Ltd.

(Namdaemoonro 5ga 6-2, Joong-gu, Seoul)

b. Shareholders in street name: The respective securities firm.

Shareholders in street name who hold the shares through securities firms may demand appraisal through the securities firms, in which case demand for appraisal must be made by one to two business days before the expiry date of the appraisal demand period, taking into account the processing time of the securities firms. (Details should be confirmed by the relevant securities firm).

* The securities firms must collect the appraisal demands of the shareholders in street name and notify the Korea Securities Depository thereof.

•	Place of exercise of appraisal right for shareholders of Shinhan Card Co., Ltd.: Shinhan Card Co., Ltd. (14 1-ga Namdaemoonro, Jung-gu, Seoul)

(2) Period

•	Pursuant to Article 374-2 of the Commercial Code and 191(2) of the Securities and Exchange Act, the appraisal demand period shall be 20 days from the day of the meeting of shareholders.

•	Appraisal demand period: 13 August 2007 (Monday) – 3 September 2007 (Monday)

* Shareholders in street name may demand appraisal through the securities firms where their shares are deposited, in which case the demand for appraisal must be made by one or two business days before the expiry date of the appraisal demand period, taking into account the processing time of the securities firms. (Details should be confirmed by the securities firm).

(E)	Others

(1) Details of appraisal rights and purchase price relating to LG Card Co., Ltd.

- - -	Financing of the share purchase: Own funds or loans Day of payment: 17 September 2007 (Monday) (proposed date) Method of payment

*	Shareholders on the shareholders list: cash payment or remittance to reported account

*	Shareholders in street name: remittance to the shareholders securities firm account

•	The purchase price and other matters relating to the appraisal right exercise may be subject to change if necessary in the course of consultation with the shareholders and related bodies.

7.	Change of Largest Shareholder and Satisfaction of Requirements for Business Transfer (in case of backdoor listing)

The contemplated business transfer does not qualify as backdoor listing within the meaning of Article 80 of the listing regulations of the Stock Market, and therefore, the items below are not applicable.

(A)	Change of Largest Shareholder (including Specially Related Persons) and Major Shareholders

N/A

(B)	Satisfaction of Requirements for Business Transfer

N/A

(C)	Third Party Issuance and Capital Increase Relating to the Business Transfer

N/A

8.	Other Matters for Investor Protection

(A)	Estimated Income and Loss for the Coming Two Fiscal Years

[If first commencing fiscal year after 31 December 2006]

	Term 22 (FY 2007)		Term 23 (FY 2008)

		Increased		Increased
		(Decreased) amount		(Decreased) amount
		resulting from		resulting from
		business transfer		business transfer

Sales	2,823,347	306,643	3,697,366	1,110,118

Going-concern income before corporate tax	1,192,146	101,954	1,175,494	244,148

Net income	1,459,038	50,761	812,185	136,959

Note:

1.	For the increased amount due to the business transfer in 2007, the portion after the Closing Date (1 October 2007) will be reflected.

2. The above sales figure includes securitized assets managed by the corporation. Of the sales figure, the amount of interest from recovery of bad debts and the amount of default interest are excluded.

(B)	Conditions to Business Transfer

Successful closing of the business transfer is conditional upon satisfaction of the following conditions by the Closing Date.

1)	The business transfer shall have been approved at the extraordinary meeting of shareholders of LG Card Co., Ltd. and Shinhan Card Co., Ltd., respectively.

2)	All government authorizations and approvals shall have been obtained.

3)	There shall be no breach of the business transfer agreement.

(C)	Mergers in the Past Three Fiscal Years

Shinhan Card Co., Ltd., which is a party to the business transfer, has acquired the credit card division of Chohung Bank by a merger after divestiture.

(D)	Independence of Valuator

In evaluating the appropriateness of the stock swap ratio, the Third Party Valuator Samil PricewaterhouseCoopers is not subject to the evaluation and work scope restrictions under Article 36-13 of the Securities and Exchange Act, Article 84 of the Regulations on Securities Issuance and Disclosure, and Articles 21 and 33 of the Certified Public Accountants Act.

(E)	Other Matters for Investment Decision

1) Shinhan Financial Group’s (“SFG”) tender offer of LG Card shares

Shares: Registered common shares of LG Card
No. of Shares to be purchased: 17,892,082 shares
*If number of shares applied for tender offer is less than the above amount, SFG will purchase all applied shares
*If number of shares applied for tender offer exceeds the above amount, SFG will proportionally divide and purchase only the above amount, and not purchase the exceeding number of shares
Price: KRW 46,392 per share
Period: For 20 days, June 14, 2007 (Thurs.) ~ July 3, 2007 (Tues.)

2) SFG’s small scale Share Swap with LG Card

According to Article 360-2 and 360-14 of the commercial law, Shinhan Financial Group aims to acquire LG Card as a wholly-owned subsidiary through a small scale share swap (Article 360-10).
Share swap ratio: 0.84932
*Allocate 0.84932 registered common shares of SFG for each registered common share of LG Card
Date of share swap: September 21, 2007